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Mark J. Mihanovic Attorney at Law mmihanovic@mwe.com +1 650 815 7438

May 26, 2015

VIA EDGAR AND EMAIL

Jay Mumford

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corindus Vascular Robotics, Inc.
Registration Statement on Form S-1
Filed May 11, 2015
File No. 333-204037

Dear Mr. Mumford:

On behalf of Corindus Vascular Robotics, Inc. (the “Company”), set forth below are the Company’s responses to the verbal comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by telephone on May 22, 2015, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on May 11, 2015.

The Company is concurrently filing via EDGAR an Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information, including financial information for the fiscal quarter ended March 31, 2015. For your convenience, the Company is emailing a copy of this letter together with courtesy copies of the Registration Statement marked to show changes from the Registration Statement filed on May 11, 2015.

1.	Please include appropriate disclosure to the effect that the OTCQB share price quote on the cover may not be indicative of the market price of Company stock on the national securities exchange.

Response: We understand that the underwriters are marketing this offering based on the OTCQB share price. The Company is not aware of any factors, other than market conditions, which would cause the price per share of the shares of common stock to be offered pursuant to the Registration Statement to be materially different than the price per

Jay Mumford

May 26, 2015

share of the Company’s common stock as listed on the OTCQB. In response to the Staff’s comment, however, the Company has included the following disclosure under Underwriting – Determination of Offering Price on page 103:

“Prior to this offering, our common stock was quoted on the OTCQB. On May 22, 2015, the last reported sale price of our common stock on the OTCQB was $4.25 per share. While we expect the public offering price of our common stock in this offering to be based on the price of our common stock on the OTCQB immediately prior to the consummation of this offering, there can be no assurances that the public offering price in this offering will correspond to the price of our common stock as quoted on the OTCQB. Further, the last reported OTCQB price may not be indicative of the trading price of our common stock on the NYSE MKT or any other exchange in the future.”

The Company has also included the following disclosure to the risk factor entitled “There is a limited trading market for our common stock, and you may not be able to resell your shares at or above the price you paid for them” on page 27:

“Additionally, no assurances can be given that the last reported price of our common stock on the OTCQB will correspond to the trading price of our common stock on the NYSE MKT or any other exchange in the future.”

2.	Please clarify the disclosure to indicate whether the Company would proceed with the public offering if the Company is not approved for listing on the NYSE MKT.

Response: The Company has been approved for listing on the NYSE MKT subject to meeting all of the NYSE listing standards on the date of the offering. The Company has revised its disclosure on the cover page of the preliminary prospectus and pages 27, 28, 38, 103 and 113 of the Registration Statement to indicate:

“Our common stock has been approved for listing on the NYSE MKT under the symbol “CVRS,” subject to the meeting of all of the NYSE listing standards on the date of this offering and official notice of issuance.”

3.	Please indicate on the cover page of the preliminary prospectus the number of shares to be offered (rather than the dollar amount).

Response: The Company has revised the cover page of the preliminary prospectus to indicate the number of shares to be offered and has made other conforming changes throughout the Registration Statement.

4.	Please revise the disclosure in the Registration Statement under “Use of Proceeds” to indicate the estimated allocation of proceeds of the offering to (i) sales and marketing and (ii) research and development and that the balance will be used for general corporate purposes.

Jay Mumford

May 26, 2015

Response: The Company has not yet determined the amount of net proceeds from the public offering that will be allocated to sales and marketing and research and development. Therefore, the Company has revised the disclosure in the Registration Statement under Use of Proceeds on pages 6 and 37 (and the related risk factor on page 34) to delete the reference to “sales and marketing” and “research and development” and simply indicate that proceeds will be used for “general corporate purposes.”

* * *

Please contact me at 650.815.7438 if we can provide any information or clarification in connection with this filing.

Sincerely,

Mark J. Mihanovic

cc:	David M. Handler, Chief Executive Officer and President
David W. Long, Chief Financial Officer, Sr., Vice President, Treasurer and Secretary